UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f)of the Investment Company Act of 1940

1. Name and Address     2.Date of Event       4. Issuer Name and Ticker or
Of Reporting Person       Requiring Statement    Trading Symbol
                            (Month/Day/Year)
  (Last, First, Middle)
                                                Shells Seafood Restaurants, Inc.
  Almaguer, Miranda V.         10/22/02              ("SHLL.OTC")
  c/o Shells Seafood
    Restaurants, Inc.
    16313 N. Dale Mabry  3.IRS ID Number       5. Relationship of Reporting      6.If Amendment,
    Highway, Suite 100    Of Reporting           Person(s) to Issuer              Date of Original
    Tampa, FL 33618       Person, if an                                           (Month/Day/Year)
                          entity (voluntary)       __Director
                                                   _XX_Officer                            NA
                                                   __10% owner
                                                   __Other                      7.Individual or Joint
                                                                                  Group Reporting
                                                   Vice-President                 (Check Applicable Line)
                                                   of Purchasing
                                                                                  _x_Form Filed by

                                                                                 One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security           2.Amount of Securites        3. Ownership Form:          4. Nature of Indirect Beneficial
                                 Beneficially Owned            Direct (D) or               Ownership
                                 (Instr. 4)                    Indirect (I)                (Instr. 5)
                                                               (Instr. 5)



Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of   2.Date Exer-      3.Title and Amount of Sec-   4.Conver-   5. Owner-       6. Nature of Indirect
  Derivative   cisable and       urities Underlying Deriv-    sion or      ship            Beneficial Ownership
  Security     Expiration        ative Security (Instr. 4)    Exercise     Form of         (Instr. 5)
  (Instr. 4)   Date (Month/                                   Deri-        Deriv-
               Date/Year)                                     vative       ative
                                                              Security     Securities:
               Date    Expir-        Title        Amount                   Direct
               Exer-   ation                      or                       (D) or
               cisable Date                       Number                   Indirect
                                                  of                       (I)
                                                  Shares                   (Instr. 5)



   Option     (1)     10/22/12   Option to       20,000    $0.35           D
                                 purchase shares
                                 of common stock



Explanation of Responses:
(1) These options are exercisable in one-third increments on the first three anniversary dates of the date of the grant.



/s/ Miranda V. Almaguer
------------------------------------
 Signature of Reporting Person      2/11/2003